

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.

2017 ANNUAL REPORT

1756 Bison Meadow Lane
Heath, Texas 75032
www.bioclonetics.com

This Annual Report is dated April 23, 2018.

BUSINESS

Corporate Background and General Overview

BioClonetics Immunotherapeutics, Inc. ("BioClonetics") was formed as a Texas corporation on December 29, 2009, for the purpose of the discovery and development of proprietary pharmaceutical compounds and biologics for the treatment of HIV and other infectious diseases.

The company's primary monoclonal antibody, named "Clone 3", is being developed for treatment of patients with HIV.

THE COMPANY AND ITS BUSINESS

Description of Business

BioClonetics is a biotechnology company engaged in the discovery and development of proprietary pharmaceutical compounds and biologics for the treatment of HIV and other infectious diseases.

BioClonetics has created a proprietary cell line, which produces a human monoclonal antibody (Clone 3) that neutralizes HIV (i.e., renders the virus incapable of reproduction).

BioClonetics' technology addresses the HIV/AIDS pandemic with this proprietary monoclonal antibody immunotherapy that is non-toxic and 100% effective against over 95% of all strains and viral subtypes of HIV-1. This antibody can be used as an immunotherapeutic treatment for individuals with HIV/AIDS and can the technology can be used to develop a prophylactic and therapeutic vaccine to prevent uninfected populations from contracting the virus.

Treatment using the Company's Clone 3 antibody will be far superior to current ARV therapy for several significant reasons: (1) the therapy will be effective and non-toxic, (2) does not require lifetime treatment, and (3) will be far less expensive. Thus, for the patient, the Clone 3 antibody immunotherapy will be remarkably different -- it will be safer, provide a much needed immunotherapeutic cure rather than requiring lifelong treatment, and costs substantially less.

An effective monoclonal antibody treatment will disrupt the current treatment

regimes and capture a large percentage of the revenue stream (which was $17Billion last year) currently made by pharmaceutical companies who provide ARVs. Because no monoclonal treatments are yet available for HIV/AIDS, the Company's treatment provides a clear competitive advantage over current highly toxic chemotherapeutic treatments that must be chronically administered. The therapy would also make available treatment to the millions who are today living with HIV with no treatment.

<u>The Problem Addresses by BioClonetics' Technology and Current Competition</u>

HIV is a chronic disease affecting an estimated 36.9 million individuals worldwide. Approximately 2 million people are newly infected each year with HIV and over 1 million die each year with over 7% of this number being children. [1] In 2014, 15 million people were taking antiretroviral therapy for HIV. [2]

In North America, 1.4 million individuals are infected with HIV/AIDS and over 87,000 are newly infected each year. [3] Those infected by HIV are primarily treated with antiretroviral (ARV) chemotherapy drugs that only suppress the symptoms of the virus. ARV drugs also spawn drug-resistant strains of the virus that are not treatable with current ARV drugs and thus are lethal.

Modern HIV drugs can keep people healthy for decades, but the costs for HIV treatment is substantial. The combined sales value of HIV drugs in the seven major markets (US, Japan and the 5 major EU markets (France, Germany, Italy, Spain, UK) is expected to increase by 40% in the next decade, rising from $11.9 Billion in 2013 to $16.8 Billion in 2022. [4]

Globally, only 40% of people living with HIV are receiving treatment, which includes 41% of adults and 32% of children living with HIV. [5]

[1] http://www.unaids.org/sites/default/files/media_asset/MDG6Report_en.pdf

[2] http://www.unaids.org/sites/default/files/media_asset/MDG6Report_en.pdf

[3] http://www.unaids.org/sites/default/files/media_asset/MDG6Report_en.pdf

[4] http://www.datamonitorhealthcare.com/new-hiv-drug-to-become-leadingtreatment-by-2016/

[5] Kaiser Foundation fact sheet: kff.org/global-heath-policy/fact-sheet/the-globalhivaids-epidemic/

<u>Liabilities and Litigation</u>

The company has less than $100,000 debt and no known other liabilities.

<u>The Team</u>

Officers and directors:
Charles S. Cotropia CEO/President/Director
Joseph P. Cotropia Chief Science Officer/Vice-President/Director
Gaurav Chandra Chief Operating Officer Research and Development
Paul D. Fellegy Chief Financial Officer/Secretary/Treasurer/Director

Charles S. Cotropia

Charles Cotropia is a co-founder and CEO/President of BioClonetics. He holds a JD degree from Cornell University and a Bachelor of Science Degree in Aerospace Engineering from the Univ. of Texas- Austin. Charles worked as a stress analysis engineer at Lockheed Aircraft before attending Law School at Cornell Univ., Ithaca NY. After graduating from Cornell Law School, Charles began his 44-year legal career in Dallas, Texas serving clients in the intellectual property law field. For 18 years, he served as a partner in the firm Sidley Austin LLP, an international law firm, where he represented clients in intellectual property law and related matters in the fields of biotech, aerospace, oil and gas exploration, electronics, software and related fields. His legal career spans 44 years of practice where he managed client matters in numerous technologies involving patenting, licensing and enforcing intellectual property rights. His practice included representing Fortune 500, as well as mid to small, companies and individual inventors and entrepreneurs. He has drafted and prosecuted over 800 patents in the US and foreign countries and has litigated intellectual property cases in Federal and State Courts. In addition, Charles also served as Vice-President of BioClonetics from 2009 until 2017. before becoming President of the Company.

Joseph P. Cotropia, M.D.

Dr. Cotropia is a co-founder and CSO of BioClonetics. He received his Medical Degree from the Southwestern Medical School Dallas and completed his residency at Southwestern. Prior to attending medical school, he obtained a B.S. Degree in Chemistry from the Univ. of Texas-Austin and a Masters in Science Degree in Physiological Chemistry from the Univ. of Wisconsin-Madison. He has over 45 years of experience in medical research and practice. In these 45 years, Dr. Cotropia has had extensive training in both clinical research and academic medicine environments and has been involved primarily in the immunological aspects of health care at local, state and national levels. He has been a researcher and reviewer of pre-clinical biologic protocols at the United States Food and Drug Administration [FDA] and from this work at the FDA is knowledgeable in all of the aspects of federal regulatory controls regarding investigation of new drugs and licensing of biological products. Dr. Cotropia invented a proprietary methodology for producing fully human IgG1 monoclonal antibodies for treating infectious diseases with non-toxic passive immunotherapy. From this methodology, the Company has created proprietary cell lines that produce fully human monoclonal antibodies that target and neutralize HIV. Such methodology is applicable to the production of monoclonal antibodies against other human, as well as animal, infectious diseases. Dr. Cotropia served as President of BioClonetics from 2009 until 2017 and is now CSO of the Company.

Gaurav Chandra, M.D.

Dr. Chandra obtained his medical degree from Kasturba Medical College, Manipal, India and conducted his surgery residency at Montefiore Albert Einstein College of Medicine, Bronx, New York. He holds a Master's Degree in Business Administration from the Univ. of Colorado-Denver. He has served as a Senior Research Assistant/Clinical Fellow Clinical Islet Cell Transplantation and Cell Biology at Joslin Diabetes Center (Mass General Hospital/Brigham Woman's Hospital) working on Human Islet Transplantation as part of an initiative to develop cures for Diabetes. He is presently a Consultant Surgeon in the Department of Burn Surgery, Red Cross Children's Hospital Cape Town, South Africa. In addition to now serving as the COO and Vice President of BioClonetics (2015-present), he is also the CEO of GlobeMD (2014-present). Through partnering with global hospitals and healthcare providers, GlobeMD is the first ever comprehensive digital marketplace for medical tourists. Dr. Chandra is also the CEO and Chairman of United International Diagnostics and United International Health Solutions (Hospitals) (2014-2016). As CEO of United International Diagnostics, he guided the launch and successful establishment of a multi-million-dollar Diagnostic Center Network in India that provides a complete Diagnostic Solution to Hospitals and Medical Institutions, leading a company of 100+ employees to success. Dr. Chandra has also served in the past 3 years as CEO of Chemokind Inc. (2015-2017), a company that incorporates therapeutic strategies inspired by biological design. In the past 3 years, Dr. Chandra has also served as CEO of Advanced Medical Information Technology (2013-2014), a company providing mobile health platforms that simplifies healthcare management for patients and physicians.

Paul D. Fellegy

Paul Fellegy is the Chief Financial Officer of BioClonetics. Paul received his Bachelor of Arts Degree in Zoology and Animal Biology from Drew University. He also holds a graduate Fellowship from Jagiellonian University and has completed graduate computer course work at Boston University. He has 25 years of financial operations and audit experience in the banking and financial services industries in Boston, Massachusetts market. Paul began his career with Shawmut Bank, later acquired by Bank of America. Following this experience, Paul went on to a consulting career with the mutual funds clients in Boston including Fidelity Investments, Putman Investments, John Hancock and Commonwealth Bank and Trust, among other organizations providing services to the financial industry.

Number of Employees: 4

Related party transactions

The company has an outstanding note to one of its existing shareholders for $90,000. The notes bear no interest and has no due date.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.
Our limited operating history makes evaluating our business and future prospects difficult, and uncertain.

Technological Risks

The next 3 steps in our development of our anti-HIV monoclonal antibody (Clone 3) are to (1) create the recombinant or recombinants of the Clone 3 antibody in a CHO cell line and produce a sufficient quantity of the recombinant for testing, (2) test the recombinant Clone 3 against a full panel of HIV isolates (strains of the virus) and thereafter (3) conduct macaque animal trials to demonstrate the effectiveness of the antibody in an animal study.

In these steps, possible difficulties can arise such as: difficult or delay in creating a successful CHO cell line: the created cell line only being transient and not a stable permanent CHO cell line; the cell line secreting non-biologically active recombinant antibody: or the CHO cell line not secreting a sufficient quality or quantity of antibody. Once the recombinant cell line is produced.

The resultant antibody may not demonstrate the same effectiveness against HIV isolates tested as has the parent cell line produced monoclonal antibody. In the macaque trials. the results may not be full validation of the neutralizing capability of the Clone 3 antibody previously demonstrated as fully neutralizing in in vitro tests.

Intellectual Property Rights Patent protection that is being pursued by the company may not be limited or may not prevent another company from circumventing our technology. If this were to occur, then a competitor may produce a similar therapy that prevents the successful adoption and sale of our monoclonal antibody. In this event, our profit potential would be adversely affected.

Effectiveness of Therapy

Our technology might not be as effective as other monoclonals developed in the future. If this were to occur, then our monoclonal would be competing with more effective therapies and would be less likely to produce revenue. The cost to complete clinical trials will be large and we will need to partner with pharmaceutical companies to complete such trials. Difficulty could arise in these negotiations. If there were to occur. The pharmaceutical bidders might place a low valuation on our technology on the basis that further clinical trials and bring-to-market costs are so great.

Clinical trials might not produce the favorable results we expect. If this were to occur. our monoclonal would not likely be accepted in the market place as a viable therapy.

Competing Therapies

Other therapies might compete with our approach and limit the financial return, there might be several alternatives to our therapy and thus this would limit our profit potential or the valuation of our technology. However. a combination of therapies is often used in patient treatment for most all diseases. Other Competing Technology/Reliance on Cooperating Labs Other Competing Technology/Reliance on Cooperating Labs As a biotech company that relies on specialized outside labs to conduct some phases of our development work, their actions and/or unauthorized use of proprietary technology or patented components might affect the resulting products produced under contract for us. If this were to occur, then our final product may be subject to a claim of rights by other parties with whom we have no direct contact. Our reliance on outside specialized labs also could result in delays in advancement due to problems occurring in these labs over which we have no control. Such situations could delay our development significantly or might prevent successful progress altogether. Because we use multiple specialized outside labs to confirm final efficacy, contradictory results can result, causing delays and uncertainty regarding the optimum final product.

Intellectual Property

There is a risk of a claim being brought against us by a third party alleging that all technology infringes a third party's intellectual property rights (including patents). This risk is essentially present with all early stage technology companies, but the Company has sought to mitigate this with its own intellectual property strategy.

Effectiveness of Therapies

Effectiveness of planned therapy has not been conclusively established and thus is uncertain. The lack of sufficient effectiveness of the therapy and therapies being developed can adversely affect our business prospects, operating results and financial condition. Our success is highly dependent on our current management.

Risks of Borrowing

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Control by Majority Stockholder

The Company's stock is closely held by current officers. Investors will not be able to control the management of the Company.

Limited Transferability and Liquidity

Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information

Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Officers

Officer Gaurav Chandra is not currently full time with the company. As such. it is likely that the company will not make the same progress as it would if that were not the case.

License of Officer

In 2015, Dr. Joseph Cotropia, a director and officer of BioClonetics had his Texas medical license revoked by the Texas Medical Board. The California Medical Board followed the action of the Texas Medical Board and revoked Dr. Cotropia's California medical license. In its revocation action, the Texas Medical Board alleged that Dr. Cotropia failed to have written protocols in place for mid-level providers working under him and failed to document his supervision of these providers. All the allegations of wrongdoing made the Texas Medical Board have been and are challenged by Dr. Cotropia. The revocation decision is now on appeal before the Texas 8th Court of Appeals, No. 08-1600056-CV. Dr. Cotropia expects to prevail in this appeal. However, these facts and appeal are not considered by the Company to have an impact on the Company's current work and focus on providing a therapy for HIV through the use of the Company's monoclonal antibodies. Dr. Joseph Cotropia holds a Bachelor of Science degree in Chemistry, a Master of Science degree in Physiological Chemistry and a Doctor of Medicine degree from the University of Texas Southwestern Medical School, Dallas, Texas. From receipt of his Doctor of Medicine degree in 1973, Dr. Cotropia's focus has been on research in the field of biochemistry and particularly in the field of therapeutic monoclonal antibodies. Dr. Cotropia has also served as a practicing physician.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

INTELLECTUAL PROPERTY

The Company protects its technology through an aggressive strategy to cover its intellectual property. This intellectual property includes:

Proprietary Cell Line Producing Clone 3

The Company's Clone 3 cell line, that produces fully human monoclonal

antibodies (mAbs) that specifically target and neutralize the HIV-1 virus, is

proprietary to the Company.

Patent Applications
The company owns the following pending and planned patent applications:

1) Patent application covering small molecules (mini-peptides) for commercial use derived from the structure of the Clone 3 antibody for interrupting and preventing binding between the HIV virus and the human CD4+ cell. This patent application is directed to:
      - blocking peptides that bind to and neutralize the HIV virus, and
      - competitive peptides that bind to the target CD4+ cells at the point of virus access into the human cell to prevent infection.
2) Patent application covering the methodology for producing fully human neutralizing monoclonal

antibodies against infectious diseases, this methodology may be used to produce fully human neutralizing monoclonal including Rabies, influenza A, influenza B, Tetanus, Diphtheria, HIV-2, Anthrax, Smallpox, H1N1 influenza, Herpes Zoster, Varicella Zoster and Ebola.

3) The company has recently produced and will soon be filing multiple patent applications covering the recombinant of the Clone 3 antibody. This form of the Clone 3 antibody has been prepared using the known amino acid sequence of the antibody in conjunction with a high producing CHO cell line for generating recombinant material that will ultimately be used in trials and patient application.

PREVIOUS OFFERINGS

SAFE Notes: $386,766

In 2017, these funds have been received from a Reg. CF offering. $386,766.00 in investments were raised with these provisions:

The "Valuation Cap" is $10,000,000.00.

The "Discount Rate" is 70%.

In 2017, the Company initiated a Reg CF offering on StartEngine.com through the offer of Convertible Notes. No funds from this raise were received in 2017.

Notes convert to equity when the company raises $1,500,000 in qualified equity financing

Maturity Date: 11/30/2020

$15M valuation cap

2% yearly interest rate

30% Discount

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Financial Statements

We are considered to be an early stage company. Our financial statements can be found at Exhibit A,

Liquidity and Capital Resources

As of December 31, 2016, and December 31, 2017, we had cash of $1,195 and $183,622, respectively. To date, we have funded our operations primarily through self-funding from our officers and funds raised in our Regulation CF Offering.

Plan of Operation

The Company plans to completed the development of its fully human anti-HIV monoclonal antibody, completion of testing of the antibody in animal and then clinical trials leading to availability of the antibody for patient therapy. The stages of development leading to clinical trials are the following:

1) Production of recombinant of the Clone 3 antibody to achieve GCP, ICH, and GMP compliance and meet FDA and EMA standards. In this process, hybridoma cells expressing the antibody are now being expanded and the RNA will be extracted and light chain will be PCR amplified using a proprietary methodology. From this the recombinant form of the antibody will be produced.

2) The recombinant monoclonal antibody will be tested against a comprehensive panel of primary clinical HIV isolates.

3) Pre-clinical primate Macaque Trials will be conducted to prove efficacy in primates leading to clinical trials and a partnership with pharma companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Charles S. Cotropia, CEO, President and Director, 2009 to present

Joseph P. Cotropia, CSO and Director, 2009 to present

Gaurav Chandra, COO, 2014 to present

Paul D. Fellegy, CFO and Director, 2009 to present

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Joseph Cotropia, 63.4% ownership, Common Stock

Classes of securities Classes of securities

Common Stock: 31,500

Company Stock Company Stock

The Company is authorized to issue up to 100,000 shares of common stock and 50,000 shares of preferred stock. A total of 31,500 shares of common stock are currently outstanding and 0 shares of preferred stock outstanding.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

Preferred Stock: None

Company Stock

The Company is authorized to issue up to 100,000 shares of common stock and 50,000 shares of preferred stock. There are a total of 31,500 shares of common stock currently outstanding and 0 shares of preferred stock outstanding.

Voting Rights

The holders of shares of the Company's Preferred Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.
The rights, preferences and privileges of the holders of the company's Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending December 31, 2017.

Financial Condition - Results of Operation

The Company has not yet generated any revenues and does not anticipate doing so until we have completed the final production of the recombinant form of our anti-HIV antibody, and the completion of animal trials and clinical trials. To reach these goals, the Company is (1) self-funding, (2) has completed a successful crowdfunding campaign where it has raised over $360,000, (3) is in partnership discussions with Serum Institute of India regarding funding for animal and clinical trials. The cost of animal and clinical trials is expected to be approximately $40 Million. The Company expects to be able to raise these funds through partnerships such as that being negotiated with Serum Institute.

In 2016 and 2017, the Company invested over $110,832 in R&D and expects to invest at least $400,000 in R&D in 2018 - 2019.

Financial Milestones

The following research steps have been completed: (1) Isolation and cloning of patient B cells and creation of monoclonal antibodies; (2) screening of antibodies to identify our Clone 3 monoclonal antibody: (3) conducted in vitro testing of Clone 3 against HIV strains to confirm neutralizing capability of Clone 3 (Clone 3 has been tested against 43 strains of the HIV virus at 5 independent research institutions were the antibody neutralized over 95% of the HIV virus strains against which it was tested - these strains of the virus being in all HIV clades and groups found around the world); (4) identified the binding site of Clone 3 on the HIV virus; (5) sequenced the heavy chain protein and a majority of the light chain protein that programs for the full Clone 3 monoclonal molecule; (6) determination of potential sequences of the light chain that programs for the full Clone 3 monoclonal molecule. (7) preparation of multiple recombinant antibodies based on sequencing of the heavy chain and light chain of the Clone 3.

Under development this year, we will (1) prepare multiple recombinant monoclonal antibodies necessary for testing, (2) testing of the recombinant against HIV strains to verify effectiveness: (3) arrange for animal trials leading to clinical trials leading to patient application.
The Company is also negotiating a partnership with multiple entities with whom we may partner in completion of animal and clinical trials.

Liquidity and Capital Resources

In 2016-2017, the company successfully completed a crowdfunding campaign raising over $360,000. In addition to an expected successful raise in this offering, we will continue to raise capital under crowdfunding offerings as well as other methods available to the company. The Company is also negotiating a partnership with several entities who have indicated a willingness to fund the costs of animal and clinical trials once the recombinant antibody is produced and tested for effectiveness. With the current funds on hand and those from a successful raise, the Company expects to complete the production of the recombinant antibody and testing of the recombinant against numerous isolates (strains) of the HIV virus. Additional analysis of the recombinant antibody will be made possible through additional funding raises, other potential investors and funding from principals of the Company.

Indebtedness

The company has an outstanding note to one of its existing shareholders for $90,000. The note bears no interest and has no due date.

Recent offerings of securities

In 2017, the Company completed a Title III Regulation Crowdfunding campaign on Wefudner.com.
Use of proceeds: Funds from that crowdfunding effort have been and are now being used to complete the program described above – namely testing of the recombinant antibody against HIV isolates (strains of the virus) leading to animal trials.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2018. BioClonetics Immunotherapeutics, Inc.

By /s/ Charles S. Cotropia

Title: Chief Executive Officer, President and Director

Exhibit A - FINANCIAL STATEMENTS FOR 2017

Bioclonetics Immunotherapeutics, Inc.

ACCOUNTANT'S COMPILATION REPORT

For the years ended December 31, 2017 and 2016

Vick and Grohman CPAs, PLLC
525 East Centerville   Garland, Texas 75041



Vick and Grohman CPAs PLLC

Certified Public Accountants

To Management
Bioclonetics Immunotherapeutics, Inc.
Heath, Texas

We have compiled the accompanying balance sheet of Bioclonetics Immunotherapeutics, Inc. (a corporation) as of December 31, 2017 and 2016, and the related statements of income, retained earnings and cash flows for the years then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for desiging, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Insitute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared in accordance with accounting principles generallya accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's assets, liabilities, equity, revenues, and expenses. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Christopher Grohman
Certified Public Accountant

April 25, 2018

525 E. Centerville Rd
Garland, Texas 75041

Telephone: (972) 278-1090
Fax: (972) 278-1217
Email: chris@garyvick.com

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
CURRENT ASSETS		
Cash	183,622	1,195
Total current assets	183,622	1,195
TOTAL ASSETS	183,622	1,195
LONG-TERM LIABILITIES		
Due to Charles Cotropia	30,000	-
Total long-term liabilities	30,000	-
SHAREHOLDERS' EQUITY		
Captial stock	300	300
Additional paid in capital	475,787	122,260
Retained earnings	(121,365)	(40,774)
Net profit (loss)	(201,100)	(80,591)
Total shareholders' equity	153,622	1,195
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	183,622	1,195

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2016
EXPENSES		
Advertising	9,626	2,870
General and administrative	83,204	36,371
Lab expenses	69,482	41,350
Legal and professional	13,954	-
Travel	10,988	-
Total expenses	187,254	80,591
NET OPERATING PROFIT (LOSS)	(187,254)	(80,591)
OTHER REVENUES (EXPENSES)		
Theft expense	(13,846)	-
Total other revenues (expenses)	(13,846)	-
NET PROFIT (LOSS)	(201,100)	(80,591)

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITES		
Net Income (Loss) for the Period	(201,100)	(80,591)
Net cash flows from Operating Activities	(201,100)	(80,591)
CASH FLOWS FROM FINANCING ACTIVITES		
Loan from Charles Cotropia	30,000	-
Change in Shareholders' Equity	353,527	81,560
Net cash flows from Financing Activities	383,527	81,560
CASH AT BEGINNING OF PERIOD	1,195	226
Net Increase (Decrease) in Cash	182,427	969
CASH AT END OF PERIOD	183,622	1,195

BIOCLONETICS IMMUNOTHERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Bioclonetics Immunotherapeutics, Inc. ("the Company") is a corporation organized under the laws of the State of Texas. The company conducts biomedical research.

The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The company expenses advertising costs as incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company's 2017 federal tax filing, which will be filed during 2018, will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to franchise tax in the State of Texas. The Company's 2017 franchise tax filing for the State of Texas will be subject to inspection by that State until expiration of the statutory period of limitations in 2022.

NOTE C – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.